SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	September 1, 2006 at 06.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso finalises acquisition of Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda. in Brazil

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has finalised its previously announced (22 August, 2006) acquisition of 100% of the shares in the Vinson Indústria de Papel Arapoti Ltda. and Vinson Empreendimentos Agricolas Ltda. from International Paper. The deal comprises a paper mill producing coated mechanical paper (205 000 tonnes annual capacity), a sawmill (150 000 m3 sawn timber annual capacity) and approximately 50 000 hectares of land out of which approximately 30 000 hectares are productive plantations. (These assets were formerly owned by Inpacel - Indústria de Papel Arapoti Ltda. and Inpacel Agroflorestal Ltda., subsidiaries of International Paper.)

The enterprise value is approximately USD 420 million (EUR 333 million) with about half of the value attributable to paper business, including tax credits of USD 10–15 million, and the balance to sawmill and plantations. This equates to an acquisition cost of approximately USD 1 100 (EUR 860) per tonne paper capacity.

The acquired entities are at Arapoti, in the state of Paraná, near major markets. In 2005 the companies had net sales of USD 228 million (EUR 178 million), 76% from coated mechanical paper, 15% from plantations and 9% from sawmilling. The acquired entities have 711 employees.

The paper mill will be incorporated into Stora Enso’s Publication Paper division and is the main focus in the acquisition. The sawmill and plantations will be incorporated into Stora Enso Forest Products division. The future development options for the sawmill and plantations are being evaluated. Stora Enso Latin America will have a supporting role in administration and sales. The acquired entities will be consolidated from 1 September 2006 onwards.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

The previous press releases regarding Stora Enso’s activities in Latin America are available at www.storaenso.com/press:

-	22 August 2006: Stora Enso becomes the sole producer of coated mechanical paper in Latin America: The Group acquires assets from International Paper in Brazil

-	26 September 2005: Stora Enso is purchasing land in Brazil and Uruguay

-	28 September 2005: Stora Enso is exploring the possibility of building a new fibre line at Veracel

-	15 August 2005: Stora Enso’s Oulu Mill receives first shipment of Veracel pulp

-	8 May 2003: Stora Enso and Aracruz announce decision to build Veracel pulp mill

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel